UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

GERDAU AMERISTEEL CORPORATION

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

37373P 10 5

(CUSIP Number)

Alan M. Klein

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d–7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37373P 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gerdau S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federative Republic of Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 287,375,350

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 287,375,350

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 287,375,350

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 66.3%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 37373P 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gerdau Steel North America Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 287,375,350

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 287,375,350

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 287,375,350

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 66.3%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 37373P 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jorge Gerdau Johannpeter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federative Republic of Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 435,668

	8.	Shared Voting Power 287,375,350

	9.	Sole Dispositive Power 435,668

	10.	Shared Dispositive Power 287,375,350

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 287,811,018

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 66.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 37373P 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frederico Carlos Gerdau Johannpeter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federative Republic of Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,009,232

	8.	Shared Voting Power 287,375,350

	9.	Sole Dispositive Power 1,009,232

	10.	Shared Dispositive Power 287,375,350

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 288,384,582

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 66.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 37373P 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Andre Gerdau Johannpeter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federative Republic of Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 76,000

	8.	Shared Voting Power 287,375,350

	9.	Sole Dispositive Power 76,000

	10.	Shared Dispositive Power 287,375,350

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 287,451,350

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 66.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 37373P 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Claudio Gerdau Johannpeter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federative Republic of Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,600

	8.	Shared Voting Power 287,375,350

	9.	Sole Dispositive Power 17,600

	10.	Shared Dispositive Power 287,375,350

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 287,392,950

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 66.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 37373P 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Germano Gerdau Johannpeter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federative Republic of Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 425,668

	8.	Shared Voting Power 287,375,350

	9.	Sole Dispositive Power 425,668

	10.	Shared Dispositive Power 287,375,350

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 287,801,018

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 66.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 37373P 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Klaus Gerdau Johannpeter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federative Republic of Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 946,232

	8.	Shared Voting Power 287,375,350

	9.	Sole Dispositive Power 946,232

	10.	Shared Dispositive Power 287,375,350

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 288,321,582

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 66.5%

14.	Type of Reporting Person (See Instructions) IN

Amendment No. 3 to Schedule 13D

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and restates Item 4 and amends and supplements Item 7 of the Schedule 13D filed by Gerdau S.A., Gerdau Steel North America Inc. (“GSNAI”) and Jorge Gerdau Johannpeter, Frederico Carlos Gerdau Johannpeter, Claudio Gerdau Johannpeter, Klaus Gerdau Johannpeter, Germano Gerdau Johannpeter and Andre Gerdau Johannpeter (collectively, the “Gerdau Johannpeter family” and together with Gerdau S.A. and Gerdau Steel North America Inc., the “Reporting Persons”) on June 2, 2010, as previously amended and supplemented, (the “Schedule 13D”), in respect of the common shares, no par value, of Gerdau Ameristeel Corporation (the “Issuer”), a corporation incorporated under the laws of Canada.  Capitalized terms used in this Amendment No. 3 but not defined herein have the meanings given to such terms in the Schedule 13D.  Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction

On June 1, 2010, Gerdau S.A. delivered a letter to the Board of Directors of the Issuer proposing to pursue a transaction (the “Transaction”) to acquire all of the Common Shares of the Issuer that it does not already own for $11.00 for each of the Common Shares, payable in cash.  The Transaction values the Issuer’s minority share capital at approximately $1.6 billion.

On June 30, 2010, Gerdau S.A. and the Issuer announced that they had executed a definitive arrangement agreement (the “Arrangement Agreement”) to implement the Transaction by way of a “plan of arrangement” under the Canada Business Corporations Act (the “Arrangement”).  The Arrangement Agreement and related press release are filed as Exhibits 1 and 2 to this Schedule 13D respectively.

To be implemented, the Arrangement requires approval by two-thirds of the votes cast by holders of Common Shares. The Reporting Persons intend to vote all Common Shares held directly or indirectly by them in favor of the Arrangement. The Arrangement also will require approval by a simple majority of the votes cast by holders of Common Shares, other than Gerdau S.A., GSNAI, their respective directors and senior officers and any other “related parties”, “interested parties” and “joint actors”. In addition, the Arrangement will require approval by the Ontario Superior Court of Justice and is subject to certain customary conditions.

The Issuer has called a special meeting of the holders of Common Shares to consider the Arrangement to be held on August 10, 2010.  The record date for determining shareholders entitled to vote and receive notice of the meeting is June 18, 2010.  The Arrangement is expected to close in August 2010.

The Board of Directors of the Issuer established a special committee of independent directors (the “Special Committee”) in connection with the Transaction.  The Special Committee engaged RBC Dominion Securities Inc. to perform a formal valuation of the Common Shares in accordance with Multilateral Instrument 61-101 of the Ontario Securities Commission and the Quebec Autorité des marchés financiers and deliver a fairness opinion.  On June 1, 2010, RBC delivered its formal valuation and its written opinion to the Special Committee to the effect that the consideration to be received under the Arrangement is fair, from a financial point of view, to the holders of Common Shares (other than Gerdau S.A., GSNAI and their affiliates).

The Arrangement has been approved unanimously by the Board of Directors of the Issuer (with the representatives of Gerdau S.A. declaring their interests in the transaction and abstaining from voting) following the report and unanimous recommendation of the Special Committee.  In doing so, the Board of Directors of the Issuer determined that the Arrangement is fair to the shareholders of the Issuer (other than Gerdau S.A. and its related parties) and is in the best interests of the Issuer. The Board of Directors of the Issuer also determined unanimously (with the representatives of Gerdau S.A. declaring their interests in the transaction and abstaining from voting) to recommend to the shareholders of the Issuer (other than Gerdau S.A. and its related parties) that they vote their Common Shares in favor of the Arrangement.

Upon completion of the Arrangement, Gerdau S.A. would expect to (i) make changes to the Issuer’s board of directors, management structure and capitalization, (ii) delist the Issuer from the Toronto Stock Exchange and New York Stock Exchange, (iii) apply to the Canadian securities regulatory authorities to have the Issuer cease to be a reporting issuer for purposes of applicable Canadian provincial and territorial securities laws, (iv) deregister the Issuer as a reporting company under the Securities Exchange Act of 1934 and (v) take other actions consistent with the Issuer becoming a wholly-owned subsidiary.

Gerdau S.A. understands that certain persons identified in Schedule I and Schedule II hold Common Shares for investment purposes.  Other than as described above, none of Gerdau S.A. nor, to the best knowledge of Gerdau S.A., any of the persons identified in Schedule I and Schedule II, have any plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.  If the proposed transaction does not occur for any reason, Gerdau S.A. and the persons identified in Schedule I and Schedule II intend to review continuously the Issuer’s business affairs and general industry and economic conditions. Based on such review, Gerdau S.A. and the persons identified in Schedule I and Schedule II may, from time to time, determine to increase their ownership of the Common Shares, approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D, except that Gerdau S.A. and the persons identified in Schedule I and Schedule II currently have no intention of selling any Common Shares of the Issuer.

Item 7.	Material to be Filed as Exhibits
The following documents are filed as exhibits:

Exhibit Number	Exhibit Name

1	Arrangement Agreement dated as of June 29, 2010, among Gerdau S.A., Gerdau Steel North America Inc. and Gerdau Ameristeel Corporation

2	Press Release (incorporated by reference to the Form 6-K filed by Gerdau S.A. on June 30, 2010)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2010

GERDAU S.A.

By:	/s/ Osvaldo Burgos Schirmer
Name: Osvaldo Burgos Schirmer
Title: Chief Financial Officer

GERDAU STEEL NORTH AMERICA INC.

By:	/s/ Expedito Luz
Name: Expedito Luz
Title: Assistant Secretary

/s/ Jorge Gerdau Johannpeter
Jorge Gerdau Johannpeter

/s/ Frederico C. Gerdau Johannpeter
Frederico C. Gerdau Johannpeter

/s/ Andre Gerdau Johannpeter
Andre Gerdau Johannpeter

/s/ Claudio Gerdau Johannpeter
Claudio Gerdau Johannpeter

/s/ Germano Gerdau Johannpeter
Germano Gerdau Johannpeter

/s/ Klaus Gerdau Johannpeter
Klaus Gerdau Johannpeter

SCHEDULE I

The name, business address, position and present principal occupation and citizenship of each director, executive officer and controlling person of Gerdau S.A. are set forth below. Each person is a citizen of Brazil.

NAME	POSITION	OCCUPATION	BUSINESS ADDRESS

Metalurgica Gerdau S.A.	Controlling Shareholder –76.16% holder of Gerdau S.A. voting capital		Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220–005

Jorge Gerdau Johannpeter	Chairman of the Board of Gerdau S.A.	Chairman of the Board of Gerdau S.A.	Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220–005

Germano Hugo Gerdau Johannpeter	Vice Chairman of Board of Directors	Vice Chairman of Board of Directors	Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220–005

Klaus Gerdau Johannpeter Directors	Vice Chairman of Board of Directors	Vice Chairman of Board of	Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220–005

Frederico Carlos Gerdau Johannpeter	Vice Chairman of Board of Directors	Vice Chairman of Board of Directors	Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220–005

Andre Pinheiro De Lara Resende	Independent Director	Corporate Director	Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220–005

Affonso Celso Pastore	Independent Director	Professor at the Getulio Vargas Foundation, Independent economic advisor	Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220-005

Oscar De Paula Bernardes Neto	Independent Director	Owner and director of LID–Latin America Internet Development Group	Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220–005

Andre Gerdau Johannpeter	CEO, President of Gerdau Executive Committee	CEO, President of Gerdau Executive Committee	Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220–005

Claudio Johannpeter	COO, Executive Vice President of Gerdau Executive Committee	COO, Executive Vice President of Gerdau Executive Committee	Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220–005

Osvaldo Burgos Schirmer	Financial Executive Officer/Executive Vice President of Gerdau Executive Committee/CFO and Investor Relations, Head Officer of Gerdau S.A.	Financial Executive Officer/Executive Vice President of Gerdau Executive Committee/CFO and Investor Relations, Head Officer of Gerdau S.A.	Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220–005

Mario Longhi Filho	Executive Vice President of Gerdau Executive Committeee	Executive Vice President of the Gerdau Executive Committee	4221 W. Boyscout Blvd., Suite 600 Tampa, FL 33607

Paulo F. B. Vasconcellos	Executive Vice President of Gerdau Executive Committee	Executive Vice President of Gerdau Executive Committee	Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220–005

Alfredo Huallem	Executive Vice President of Gerdau Executive Committee	Executive Vice President of Gerdau Executive Committee	Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220–005

Manoel Vitor de Mendonça Filho	Executive Vice President of Gerdau Executive Committee	Executive Vice President of Gerdau Executive Committee	Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220–005

Expedito Luz	Executive Officer of Legal Department/ Director/Secretary–General of Board of Director and Gerdau Executive Committee	Executive Officer of Legal Department/ Director/Secretary–General of Board of Director and Gerdau Executive Committee of Gerdau S.A.	Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220-005

SCHEDULE II

The name, business address, position and present principal occupation and citizenship of each director, executive officer and controlling person of Gerdau Steel North America Inc. (“GSNAI”) are set forth below. Other than Glen Beeby and Andre Beaudry, who are Canadian citizens, each person is a citizen of Brazil.

NAME	POSITION	OCCUPATION	BUSINESS ADDRESS

Gerdau S.A.	Controlling Shareholder – indirect 100% ownership	N/A	Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220–005

Andre Beaudry	Director	Vice President of Gerdau S.A.	Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220–005

Expedito Luz	Director and Assistant Secretary	See Schedule I	Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220–005

Osvaldo Burgos Schirmer	Director	See Schedule I	Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220–005

Andre Gerdau Johannpeter	President	See Schedule I	Av. Farrapos, 1811 Porto Alegre, Rio Grande do Sul, Brazil, CEP 90220–005

Glen A. Beeby	Director, Secretary and Treasurer	Director, Secretary and Treasurer of GSNAI	160 Orion Place, Cambridge, Ontario N1T 1R9